CHINA WORLD TRADE CORPORATION

3RD Floor, Goldlion Digital Network Center
138 Tiyu Road East, Tianhe
Guangzhou 510620, The People’s Republic of China
Telephone:  (8620) 2886-0608

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 31, 2008, to the holders of record at the close of business on March 25, 2008 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of China World Trade Corporation, a Nevada corporation (“the Company” or “CWTD”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement entered into among the Company, Parure Capital Limited, Uonlive Limited and certain other parties as described below.  This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 49,565,923 shares of CWTD Common Stock issued and outstanding, each of which was entitled to cast one vote per share, and no shares of CWTD preferred stock, $.001 par value (the “Preferred Stock”), outstanding.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On March 28, 2007, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among the Company, William Tsang, the Chairman and President of the Company (“Tsang”), Uonlive Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China (“Uonlive”), Tsun Sin Man Samuel, Chairman of Uonlive (“Tsun”), Hui Chi Kit, Chief Financial Officer of Uonlive (“Hui”), Parure Capital Limited, a corporation organized and existing under the laws of the British Virgin Islands and parent of Uonlive (“Parure Capital”).  For purposes of the Exchange Agreement; Tsun and Hui, as the holders of all of the outstanding capital stock of Parure Capital were therein referred to as the “Shareholders”, and Parure Capital and Uonlive were therein referred to as the “Uonlive Subsidiaries.”  Upon closing of the share exchange transaction contemplated under the Exchange Agreement (the “Share Exchange”), Tsun and Hui transferred all of their share capital in Parure Capital to the Company in exchange for, and assigned to corporations designated by Tsun and Hui, an aggregate of 150,000,000 shares of common stock of the Company and 500,000 shares of Series A Convertible Preferred Stock of the Company, which is convertible after six months from the date of issuance into one hundred shares of common stock of the Company, thus causing Parure Capital to become a direct wholly-owned subsidiary of the Company.

In addition, pursuant to the terms and conditions of the Exchange Agreement:

•
On the Closing Date, the current officers of the Company resigned from such positions and the persons chosen by Uonlive were appointed as the officers of the Company, notably Tsun Sin Man Samuel, as Chairman, Cheung Chi Ho, as Chief Executive Officer, and Wong Kin Yu, as Chief Operating Officer, and Tsang and Zeliang Chen resigned from their positions as directors and officers; CM Chan resigned from his position as CEO, Larry Wei Fan will remain as CFO until further notice and Tsun and Cheung filled the vacancies on the Board created by their resignation.

•
On the Closing Date, the remaining members of the Board, namely Xiao Lei Yang, Chao Ming Luo and Ye Xin Long resigned from their positions as a director effective upon the expiration of the ten day notice period required by Rule 14f-1, at which time such persons designated by Uonlive will be appointed as directors of the Company, notably Carol Kwok, Zeng Yang and Wong Kin Yu.

•	On the Closing Date, the Company paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.
•
As of the Closing, the parties consummated the remainder of the transactions contemplated by the Exchange Agreement, including the transfer of all of CWTD’s subsidiaries to Top Speed Technologies Limited, a British Virgin Islands corporation owned by William Tsang, pursuant to a sale and purchase agreement in consideration of cancellation of indebtedness owed by CWTD to William Tsang.

As of the date of the Exchange Agreement there are no material relationships between the Company or any of its affiliates and the Shareholders, or Uonlive, other than in respect of the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is expected to be filed with the U.S. Securities and Exchange Commission on or about April 4, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth as of March 31, 2008, the number of shares of the Company’s Common Stock owned of record or beneficially by each person and corporations known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.  The share figures and percentages in the table below have been adjusted to give effect to the issuance of 150,000,000 shares of common stock at Closing on such date, there will also be issued and outstanding, but not reflected in the table, 500,000 shares of the Company’s Series A Voting Convertible Preferred Stock, each of which is entitled to 100 votes and is convertible into 100 shares of Common Stock on a date which is six month after the date of issuance.

Title of Class	Name	Number of Shares Owned(1)	Percent of Voting Power(2)

Common	William Tsang	21,787,675	10.9%

Common	Dragon Ace Global Limited	75,000,000	37.6%

Common	Oxford Global Capital Limited	60,000,000	30.1%

Common	Standford Global Capital Limited	15,000,000	7.5%

Common	All Officers and Directors as a Group (3 corporations)	150,000,000	75.1%

(1)	Except as otherwise indicated, the shares are owned of record and beneficially by the persons named in the table.
(2)	Based on 199,565,923 shares of common stock issued and outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, the current officers of the Company resigned from such positions and the persons chosen by Uonlive were appointed as the officers of the Company, notably Tsun Sin Man Samuel, as Chairman, Cheung Chi Ho, as CEO, and Wong Kin Yu, as Chief Operating Officer, and Tsang and Zeliang Chen resigned from their positions as directors and officers; CM Chan resigned from his position as CEO, Larry Wei Fan will remain as CFO until further notice and Tsun and Cheung filled the vacancies on the Board created by their resignation.

On the Closing Date, the remaining members of the Board, namely Xiao Lei Yang, Chao Ming Luo and Ye Xin Long resigned from their positions as a director effective upon the expiration of the ten day notice period required by Rule 14f-1, at which time such persons designated by Uonlive will be appointed as directors of the Company, notably Carol Kwok, Zeng Yang and Wong Kin Yu.

To the best of the Company’s knowledge, immediately prior to the Closing, Tsun Sin Man Samuel, Cheung Chi Ho, and Wong Kin Yu were not directors, did not hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  To the best of the Company’s knowledge, none of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he or she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following Closing, as well as certain information about them are set forth below:

Name	Age	Position
William Tsang (1)	46	Director, Chairman and President
Zeliang Chen (1)	42	Director, Vice-Chairman
Chi Ming Chan (1)	46	Chief Executive Officer
Chao Ming Luo (2)	57	Director
Xiao Lei Yang (2)	37	Director, General Manager
Ye Xin Long (2)	62	Independent Director

Tsun Sin Man Samuel (3)	40	Director, Chairman
Cheung Chi Ho (3)	30	Director, Chief Executive Officer
Wong Kin Yu (4)	27	Director, Chief Operating Officer
Carol Kwok (4)	29	Director
Zeng Yang (4)	24	Director
Larry Wei Fan (5)	37	Chief Financial Officer

(1)           Resigned as a director and officer at Closing
(2)           Resigned as a director ten days following the mailing of this information statement.
(3)           Appointed as a director and officer at Closing.
(4)	Will be appointed a director on the date the resignations of the third, fourth and fifth above-listed directors’ become effective.
(5)           Retained as an officer

Biographies of Directors

Mr. Tsun Sin Man Samuel, age 40, Director & Chairman
Mr. Tsun Sin Man Samuel, who has more than 20 year experience in the acoustic components and ultra-sonic products market, served as the Chief Executive Officer of DB Products Ltd for the period 1988 to 2008, a company specializing in manufacturing of acoustic components. He also served as CEO of DBtronix (Far East) Ltd.  Headquartered in Hong Kong, DB Products Ltd. has introduced over 4,000 models of acoustic components including Magnetic Buzzer, Piezo Element Mechanical Buzzer and speakers into the market place. He established Uonlive Limited on April 2007, which is the first online radio station in Hong Kong.

Mr. Cheung Chi Ho, age 30, Director & Chief Executive Officer
Mr. Cheung Chi Ho is the Chief Executive Officer of Uonlive Limited. He joined DB Group Limited as a Project Designer in 2005. With his talent, creativity and knowledge in fine arts and multimedia, he has lead a number of successful projects, including the website of Hong Kong Girl Guides, official website of Metro Radio programme, Bananaclub, and its online audio-sharing platforms, and UonLIVE (previously known as BBSLive). His contribution in project management, concept development and network design is well recognized.

Prior to joining DB Group, Mr. Cheung was a freelance designer in United Kingdom. He gained a Bachelor of Arts degree and a Masters Degree of Arts, majoring in Design and Manufacture (Multimedia Design) at De Monfort University in United Kingdom.

Ms.Carol KWOK, age 29, Director
Ms, Kwok has served as the Director of Administration of DODI Network Tech (Guangzhou) Limited starting from 2005; a company specialized in software development.  She graduated from the University of Aberdeen, Scotland with a degree of M.Sc. in Finance & Investment Management.

Ms. Yang ZENG, aged 24, Director
Ms. Zeng served as the network Engineer of DODI network tech (Guangzhou) Ltd. from 2005. She is at the final stage of attending a professional training course of Beida Jade Bird Aptech Guangzhou High-Tech Training Centre as Network Engineer. Ms.Zeng graduated from Wuhan Military School of Economics and Management major in Economics management in 2004

Mr. Fan Wei Larry, age 37, Chief Financial Officer
Mr. Fan, has over 10 years of experiences in the areas of investment, transaction advisory services and commercial fields. He served as the CFO of China World Trade Corporation since August 2007.  In the past, Mr. Fan was the associate director of Greater China Capital Limited from 2006-2007 and Vice President of Beijing Xinyou Stone Investment Consultancy Limited from 2003-2005. Mr. Fan holds a Masters Degree in Business from RMIT University of Australia.

Mr. Wong Kin Yu, age 27, Director and Chief Operating Officer
Mr. Wong was appointed as Chief Operating Officer of Uonlive Ltd. He was the director of Shining Pearl (HK) Co. Ltd. and the company’s secretary of Hong Kong United Youth Association Ltd. for the period 2006 to 2007.  Mr. Wong graduated from Jinan University and was awarded the Bachelor of Business Administration degree in 2005.

Mr. Chao Ming Luo, age 57, is a Director of the Company. Mr. Luo has long-term collaborative relations with Hong Kong business circles and associations. He was employed at the Xinhua News Agency Hong Kong from 1983 to 1996; he then joined the Xinhua News Agency Hong Kong Branch Guangzhou Representative Office in 1996 before joining the Company. He is the Chief Council Member of Guangdong Overseas Friendship Association, and Council Member of Guangzhou Overseas Friendship Association. Mr. Luo worked as the Electric Design Technician in Guangzhou Design Institute and the Assistant of Electric Technology Specialty, Electric Engineering Department in Guangdong University of Technology.

Ms. Xiao Lei Yang, age 37, is the General Manager of World Trade Center Club Beijing, a subsidiary of the Company. Ms Yang has more than 10 years experience in business clubs and city clubs operation. She has been working for the Company since 1997. Ms. Yang was responsible for launching the first World Trade Center Club of China in Beijing in 1997, followed by the second World Trade Center Club in Guangzhou in 2001. In 2004 she was appointed as the General Manager of WTC Club Beijing to oversee the development in the business center and club operations. She is also the Chief Representative of the CEO Clubs China Beijing office. Ms. Yang received her bachelor degree in electronic engineering from Yangzhou University of China in 1993 and a certificate in English major from Second Foreign Language University of Beijing in 1996.

Mr. Ye Xin Long, age 62, is an Independent Director of the Company. Mr. Ye has over 35 years of experience doing business in China and investing in Chinese enterprises. He has an excellent relationship with the Beijing Municipal Government and the Guangzhou Municipal Government.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee.  The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee.  However, the new management of the Company may form an audit, compensation and nominating committee in the future.  Until these committees are established, these decisions will continue to be made by the Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.  However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to Closing, the Company utilized office space rented from a company controlled by William Tsang.

On September 25, 2006, the Company together with its wholly owned subsidiary, Rainbow Wish Limited (“Rainbow Wish”), entered into a Share Exchange Agreement (the “Agreement”) with CWT International Excursion Investment Limited, a company organized and existing under the laws of the British Virgin Islands (“CWT Excursion”), and William Tsang, the Chairman of the Company and holder of sixty percent (60%) of the capital stock of CWT Excursion.  Mr. Tsang is also a citizen and resident of the The People’s Republic of China. Pursuant to the terms of the Agreement, the Company issued 9,000,000 shares of its common stock (the “CWTD Shares”) to Mr. Tsang in exchange for 25 common shares of CWT Excursion owned by him (the “CWT Excursion Shares”), which CWT Excursion Shares were acquired by Rainbow Wish, representing a 25% equity interest in CWT Excursion. Pursuant to the Agreement, Mr. Tsang has also agreed to grant Rainbow Wish the option to purchase an additional 35% of the capital stock of CWT Excursion within twelve months of the date of sale, at a price that will be agreed upon by both parties at the time of exercise of said option in a separate agreement.  The transaction was approved by a majority vote of the Board of Directors of the Company, with Mr. Tsang abstaining from voting on what is characterized as an “interested director” transaction, in accordance with Article II, Section 12(a) of the By-Laws of the Company and the Nevada Revised Statutes.

In connection with the Exchange Agreement, the Company transferred the capital stock of Virtual Edge Limited, a British Virgin Islands corporation, China World Trade Corporation, a British Virgin Islands corporation, China Chance Enterprises Limited, a British Virgin Islands corporation, and Rainbow Wish Ltd., a British Virgin Islands corporation, to Top Speed Technologies Ltd., a British Virgin Islands corporation which is wholly owed by William Tsang, the former Chairman and President of the Company.  The corporations whose stock was transferred represented all of the assets and liabilities of the Company, and contain viable, ongoing businesses.  No fairness opinion was sought by the Board of Directors with respect to the transfers and no appraisals were sought by the Board of Directors with respect to the assets indirectly transferred.

Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total

William Tsang	2007	150,000	-	-	-	-	-	-	150,000
	2006	150,000	-	-	-	-	-	-	150,000
	2005	150,000	12,500	198,480	-	-	-	-	360,980
C.M. Chan	2007	26,419	-	-	-	-	-	-	26,419
	2006	77.062	-	-	-	-	-	-	77.062
	2005	76,982	15,215	53,755	-	-	-	-	145,952
Cheung Chi Ho	2007	20,000	-	-	-	-	-	-	20,000
	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the period ended December 31, 2007.

During the period ended December 31, 2007, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating the availability of such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.  To the best knowledge of CWTD based on the filings made, during fiscal year 2007, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, China World Trade Corporation has duly caused this report to be signed by the undersigned hereunto authorized.

Date: March 27, 2008                                                           CHINA WORLD TRADE CORPORATION

By: /s/ C.M. Chan
                                                                                                       C.M. Chan
                                                                                                       Chief Executive Officer